SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Public Storage

(Name of Issuer)

Common Shares of Beneficial Interest, $.10 par value

(Title of Class of Securities)

74460D-10-9

(CUSIP Number)

David Goldberg

22917 Pacific Coast Highway #300

Malibu, CA 90265

(310) 774-5332

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tamara Hughes Gustavson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 17,636,819 (1)
	8.	SHARED VOTING POWER 18,148 (2)
	9.	SOLE DISPOSITIVE POWER 17,636,819 (1)
	10.	SHARED DISPOSITIVE POWER 18,148 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,654,967 (1), (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1), (2)
14.	TYPE OF REPORTING PERSON REPORTING IN

(1)	Includes shares held indirectly. Percentages of class based on number of shares outstanding at July 30, 2021.
(2)	Includes 11,348 shares held of record jointly by B. Wayne Hughes, Jr. and Tamara Hughes Gustavson, 1,300 shares beneficially owned by spouse and 5,500 shares beneficially owned jointly with spouse.

The Shares (as defined below) held by Tamara Hughes Gustavson (the “Reporting Person”) reported on this Schedule 13D were previously reported on a Schedule 13D (the “Previous Report”) filed with the Securities and Exchange Commission (the “SEC”) by B. Wayne Hughes, B. Wayne Hughes, Jr. and the Reporting Person (collectively, the “Original Persons”). On August 12, 2021, the Original Persons filed an amendment to their

Schedule 13D to report that they no longer constituted a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule 13D is being filed because the Reporting Person continues to be a reporting persons for purposes of Schedule 13D.

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D relates is the common shares of beneficial interest, par value $0.10 per share (the “Shares”), of Public Storage, a Maryland real estate investment trust (the “Issuer”). The address of the principal executive office of the Issuer is 701 Western Avenue, Glendale, California 91201-2349.

Item 2.	Identity and Background

Ms. Tamara Hughes Gustavson, a United States citizen, serves on the Board of Trustees of the Issuer. Her business address is 701 Western Avenue, Glendale, California 91201-2349.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of August 12, 2021, Ms. Tamara Hughes Gustavson owned a total of 17,643,619 Shares (exclusive of shares owned by jointly by Tamara Hughes Gustavson and B. Wayne Hughes, Jr.).

As noted below, there have been no transactions in the securities of the Issuer effected by the Reporting Person within the last 60 days. The sole purpose of this filing is to continue the Reporting Person’s compliance with her reporting obligations which were previously satisfied by the Previous Report. The Previous Report identifies the source of funds for her previous purchases.

Item 4.	Purpose of the Transaction

The purpose of the acquisition of Shares by the Reporting Person is for investment as part of the general investment portfolio of the Reporting Person. This Schedule 13D is being filed because the Reporting Person is no longer a member of a “group” within the meaning of Section 13(d)(3) of the Act, as disclosed in the explanatory note to this Schedule 13D. This filing is not being made as a result of any particular acquisition or disposition of securities by the Reporting Person.

The Reporting Person intends to review her investments in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease their ownership of Shares through purchases or sales of Shares in the open market or in privately negotiated transactions. Such determination will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Person regarding her investments in the Issuer.

By virtue of the purchase of the Shares, the Reporting Person has no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any position, vacancies on the boards; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi)

changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (vii) any class of securities of the Issuer to be delisted from the national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(d)(4) of the Act; or (ix) any action similar to any of those described above.

The Reporting Person is a trustee of the Issuer and, in her capacity as such, may, from time to time, propose to Issuer’s Board of Trustees a wide variety of types of transactions, including transactions similar to those described above.

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is determined based upon 175,228,245 Shares outstanding as of July 30, 2021, as set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. As of August 12, 2021, the Reporting Person beneficially owned 17,654,967 Shares, representing approximately 10.1% of the outstanding Shares, which includes:

(1)	16,899,476 Shares held directly, of which the Reporting Person has sole voting and dispositive power;

(2)	415,000 Shares held by BWH Investments 2019, LLC, of which the Reporting Person has sole voting and dispositive power;

(3)	11,348 Shares held by the Reporting Person and B. Wayne Hughes, Jr., of which the Reporting Person has shared voting and dispositive power;

(4)	27,343 Shares held by a custodian of an individual retirement account, of which the Reporting Person has sole voting and dispositive power;

(5)	1,300 Shares held by the Reporting Person’s husband, of which the Reporting Person has shared voting and dispositive power;

(6)	5,500 Shares held by the Reporting Person and her husband, of which the Reporting Person has shared voting and dispositive power; and

(7)	295,000 held by an LLC of which the Reporting Person is a member and manager and has sole voting and dispositive power.

There have been no transactions in the securities of the Issuer effected by the Reporting Person within the last 60 days.

Except as disclosed herein, no other person is known to the Reporting Person to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as disclosed herein, to the best knowledge of the Reporting Person, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 8:	Power of Attorney, dated as of March 9, 2006 (incorporated by reference to Exhibit 8 to Amendment No. 25 on Schedule 13D/A filed on March 9, 2006).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

*
Tamara Hughes Gustavson

August 12, 2021

* David Goldberg as attorney-in-fact

/s/ David Goldberg
David Goldberg